EXHIBIT 99.1
NewsRelease

Gulf Coast Project Begins Delivering
Crude Oil to Nederland, Texas

NEDERLAND, Texas – January 22, 2014 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced today that at approximately 10:45 a.m. CST on January, 22, 2014, the Gulf Coast Project began delivering crude oil on behalf of our customers to Texas refineries. The completion of this US$2.3 billion crude oil pipeline provides a safe and direct connection between the important oil hub in Cushing, Oklahoma and delivery points on the U.S. Gulf Coast.

“This is a very important milestone for TransCanada, our shippers and Gulf Coast refiners who have been waiting for a pipeline to supply oil directly from Cushing,” said Russ Girling, president and chief executive officer.  “This project is a critical, modern piece of American energy infrastructure that allows producers to safely connect growing production with the world’s most efficient refiners on the U.S. Gulf Coast. It also provides those American refineries the opportunity to use more of the crude oil produced in both Canada and the United States for decades to come.”

Construction of the 487-mile crude oil pipeline involved more than 11 million hours of labor completed by 4,844 workers in the United States of America, more than 50 contracts with manufacturers and companies building the pipeline and equipment from across the U.S. It also includes the addition of 2.25 million barrels of new oil storage capacity at Cushing, Oklahoma.

“The workers who helped build this project are in addition to 8,969 men and women who constructed the initial Keystone Pipeline system, and we are waiting for approval of Keystone XL so we can employ more than 9,000 more Americans who are waiting to put their skills and experience to work,” added Girling.

The Gulf Coast Project was designed to help relieve the glut of crude oil in places like Cushing, Oklahoma and will transport growing supplies of U.S. supply to meet refinery demand. It provides Gulf Coast refineries with access to lower cost domestic production and reduces America’s reliance on foreign sources of crude oil. In addition, the standards that TransCanada adopted for the Gulf Coast Project have set a new bar for safety and design of modern crude oil pipelines. This includes a higher number of remotely controlled shutoff valves, increased pipeline inspections, increased standards for pipeline construction, maintenance and integrity, and burying the pipe deeper in the ground.

The U.S. is the largest oil consumer in the world and uses 15 million barrels of crude oil every single day. The latest data shows that about half of that is imported. Even with growing U.S. production and increasing fuel efficiency standards, the International Energy Agency and the U.S.’s own Energy Information Administration forecast the need for between four to six million barrels of imported crude oil a day until 2040.

“As we bring the Gulf Coast Project into commercial operation, and look forward to the final review for Keystone XL, it is important to remember that we have a choice about where to get the oil we need to maintain our quality of life,” concluded Girling. “That choice is stable American and Canadian oil transported through our Keystone system versus higher priced, unstable crude oil from countries such as Venezuela that do not share or support American values.”

The Gulf Coast Project is a 487-mile (780-kilometer), 36-inch crude oil pipeline beginning in Cushing, Oklahoma, and extending south to Nederland, Texas, to serve the Gulf Coast marketplace. The Gulf Coast Project will have the initial capacity to transport up to 700,000 barrels of oil per day with the potential to transport up to 830,000 barrels of oil per day to Gulf Coast refineries. TransCanada is currently projecting pipeline capacity of 520,000 barrels per day for the first year of operation. For more information, please visit Gulf-Coast-Pipeline.com.

The 48-mile (77-kilometer), Houston Lateral Project is an additional project under development to transport crude oil to refineries in the Houston area. All permissions necessary to the project are in place and construction is underway on the project.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada's Quarterly Report to Shareholders dated November 4, 2013 and 2012 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522